tastytrade, Inc.
Financial Report
May 31, 2023

Filed public information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __06/01/22__ AND ENDING __05/31/2023__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _tastytrade, Inc._

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1330 W Fulton Street, Suite 600__
(No. and Street)

__Chicago__   __IL__   __60607__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Scott Sheridan__   __(312) 724 - 7075__   __scott@tastytrade.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
(Name – if individual, state last, first, and middle name)

__One North Wacker Drive__   __Chicago__   __IL__   __60606__
(Address)   (City)   (State)   (Zip Code)

__10/20/2003__   238
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Scott Sheridan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___tastytrade, Inc._____, as of ___May 31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STEPHANIE MOORE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 05, 2025

Signature: _____

Title:
___Chief Executive Officer_____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of tastytrade, Inc.

Qualified Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of tastytrade, Inc. (the "Company") as of May 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the safeguarding liability and corresponding safeguarding asset, as described in the following paragraph, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statement, during the fiscal year ended May 31, 2023, the Company applied the guidance set forth in Securities and Exchange Commission Staff Accounting Bulletin 121 regarding the accounting for obligations to safeguard crypto assets held for users of the Company's platform. As a result, the Company recognized a safeguarding liability, and a corresponding safeguarding asset, in its statement of financial condition as of May 31, 2023. We were unable to obtain sufficient appropriate audit evidence to support the Company's crypto asset safeguarding liability and corresponding safeguarding asset of $32.3 million and $32.3 million, respectively, as of May 31, 2023, due to the inability to access certain underlying financial information maintained at third party custodians, to support these balances. Consequently, we were unable to determine whether any adjustments to the financial statement were necessary related to these balances.

Basis for Qualified Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us



PricewaterhouseCoopers LLP

November 7, 2023

We have served as the Company's auditor since 2022.

tastytrade, Inc.
Statement of Financial Condition
May 31, 2023

Assets

Cash	$	48,983,106
Receivable from broker dealers, net		28,860,003
Safeguarding asset		32,328,274
Accounts receivable, net		10,070
Deferred tax assets, net		1,194,650
Fixed assets, less accumulated depreciation of $4,517,007		1,741,453
Internally developed technology, less accumulated amortization of $4,917,023		1,763,170
Tradenames, net of accumulated amortization of $332,582		867,418
Right-of-use lease assets		6,878,928
Other assets		3,505,101
Total assets	**$**	**126,132,173**

Liabilities and Shareholder's Equity
Liabilities

Accounts payable and accrued liabilities	13,194,560
Safeguarding liability	32,328,274
Payable to parent	4,234,395
Payable to affiliates	789,943
Accrued payroll and related liabilities	1,580,264
Lease liabilities	7,425,577
Total liabilities	**59,553,013**
Shareholder's equity	**66,579,160**
Total liabilities and shareholder's equity	**$ 126,132,173**

See Notes to Statement of Financial Condition

1. **Organization and Nature of Business**

    tastytrade, Inc. ("tastytrade" or "the Company") is a wholly-owned subsidiary of tastylive, Inc. ("tastylive" or "the Parent"). On January 20, 2021, the Parent entered into a merger agreement with IG Group Holdings plc ("IG"). The merger closed on June 27, 2021, representing a change in control at the Parent. The company has not elected pushdown accounting, and therefore has not reflected the merger in these financial statements.

    The Company introduces customers to the financial markets by facilitating trades through an online platform. Commissions and payment for order flow are earned from customers and execution partners, respectively, on a per trade basis.

    tastytrade is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), effective March 10, 2016. The Company also became a member of the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC") effective August 26, 2016. The Company launched operations on January 3, 2017, and conducts business on a fully disclosed basis with Apex Clearing Corporation ("Apex"), pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073. The Company files an Exemption Report as described in SEA Rule 17a-5.

2. **Summary of Significant Accounting Policies**

    Basis of presentation
    The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

    Use of estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Fixed assets
    Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life.

    Internally developed technology
    During the application development stage related to new functionality, management capitalizes, as long-lived assets, certain costs incurred up until the point at which the software is substantially complete and ready for release. Those costs include the external direct costs of materials consumed and services provided by third party vendors during the development process. All payroll and payroll-related costs, including travel incurred by the developers is also capitalized during this phase. In 2021, the Company began developing an iPad application with the assistance of an external party. The costs associated with this application development are also included in the capitalized total of internally developed software.

    On October 29, 2021, the Company signed an agreement with tastytrade and Dough LLC ("Dough"), a separate wholly-owned subsidiary of the Parent, to transfer the internally developed technology asset from Dough to the Company as a capital contribution from the Parent. The Company uses between a 3 and 5 year useful life for purposes of amortizing internally developed technology.

    Intangible assets
    Intangible assets with finite useful lives are amortized over their respective useful lives on a straight-line basis and tested for impairment when impairment indicators are present in accordance with ASC 360—*Property, Plant, and Equipment*.

As part of the agreement the Company signed with tastylive and Dough, the Company also acquired an additional tradename asset with an estimated useful life of 14 years. This tradename was owned by tastylive prior to being transferred to the Company as of October 29, 2021.

Income taxes

The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by IG US Holdings, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company files state income tax returns on both a unitary/combined basis with affiliates and a separate entity basis as required by state law filing requirements. For unitary/combined state jurisdictions, the Company determines income tax balances using an applicable tax rate that reflects the impact of the unitary/combined filing position. For separate entity basis filings, the applicable tax rate reflects the state's enacted tax rate. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements and reflects currently enacted tax laws. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Revenue recognition

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Commissions

Commissions revenues, and related pass-through clearing expenses, are earned through the facilitation of trades for customers in individual equities, equity options, index products, index options, futures, and options on futures. The Company believes the execution of these trades is the single performance obligation to the customer and therefore transactions are recorded on a trade-date basis.

Payment for order flow

Payment for order flow is generated from execution partners who accept trades from customer securities transactions. The Company believes its performance obligation is met when trade orders are sent to the execution partner and, therefore, revenue is recognized on a trade-date basis.

Receivables from commissions and payment for order flow:

Contract assets	May 31, 2023	May 31, 2022
Commissions receivable	7,098,228	$ 7,136,635
Payment for order flow receivable	3,193,410	3,733,199
Total contract assets	**$ 10,291,638**	**$ 10,869,834**

The total of contract assets receivable is included in the receivables from broker dealers, net line on the Statement of Financial Condition.

Interest and dividends

Interest earned is recorded on an accrual basis and dividends are recorded on the ex-dividend date and are excluded from the scope of *ASC 606*.

Allowance for doubtful accounts

Customers with debit balances on accounts held at the Company's clearing broker are included as a receivable on the Statement of Financial Condition, as these customers owe the Company for cash borrowed in order to trade on margin. The company reflects expected credit losses for customer receivables based on historical experiences, current conditions, and reasonable and supportable forecasts in accordance with ASU 2016-13.

Current expected credit losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include receivables from broker dealers, net, accounts receivable, net, and other assets on the Statement of Financial Condition. Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of May 31, 2023, an allowance of $634,007 on customer receivables was included in the accounts receivable, net line of the Statement of Financial Condition.

Fair value measurement

The Company accounts for its investments in accordance with ASC 820 (Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities owned and traded on a national securities exchange are stated at the last quotations on the day of the valuation.

Note 10 presents the year-end values of the Company's assets measured at fair value in the statement of financial condition.

There can be no assurance that the Company could purchase or sell a security at the price used to calculate the Company's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

The Company uses its proprietary securities to provide for goodwill credits, customer reimbursements in the event of error, etc. At the time the security is transferred or sold from a proprietary account, the Company records the related transaction as an expense in the income statement and reduces securities owned at the fair value.

Recently adopted accounting pronouncements

In March 2022, the SEC issued Staff Accounting Bulletin No. 121 ("SAB 121"), which provides interpretive accounting and disclosure guidance to entities that have obligations to safeguard crypto assets held for their platform users, whether directly or through an agent or another third-party acting on its behalf. SAB 121 is effective for interim or annual periods ending after June 15, 2022, with retrospective application.

The Company entered into licensing and cooperation agreement with Zero Hash LLC and Zero Hash Liquidity Services LLC (collectively "Zero Hash") for the purposes of enabling Zero Hash to effect transactions in crypto assets for customers of Zero Hash referred by tastytrade. tastytrade customers sign separate account agreements with Zero Hash in order to enable cryptotrading on the tastytrade platform. These agreements highlight the relationship between the customer and Zero Hash including the nature of Zero Hash services which include all aspects of the crypto transaction including execution, settlement and custody of any crypto assets that customers of Zero Hash and referred by tastytrade instruct Zero Hash to purchase or sell on their behalf.

As of May 31, 2023, the Company had a receivable due from Zero Hash of $7,906, which is included in accounts receivable, net on the Statement of Financial Condition.

The Company adopted SAB 121 as of May 31, 2023, with retrospective application as of June 1, 2022. In accordance with SAB 121, the Company has recognized a safeguarding liability, and a corresponding safeguarding asset in its statement of financial condition reflecting an obligation to safeguard platform users' crypto assets held by the crypto assets service provider and their third-party sub-custodians. In accordance with SAB 121, the safeguarding liability and corresponding safeguarding asset are measured and recorded at the fair value of the platform users' crypto assets held by the crypto assets service provider and its sub-custodians, at each reporting date, as measured in accordance with ASC 820, Fair Value Measurement ("ASC 820"). Subsequent changes to the fair value measure are reflected as equal and offsetting adjustments to the carrying values of the safeguarding liability and corresponding safeguarding asset. As of May 31, 2023, the Company had a safeguarding asset and a corresponding liability of $32,328,274, which consisted of $17,296,558 held in Bitcoin (BTC), $11,942,774 held in Ether (ETH), and $3,088,942 of other assets. As of the June 1, 2022 adoption date, the Company had a safeguarding asset and a corresponding liability of $39,063,255, which consisted of $17,619,482 held in Bitcoin (BTC), $14,889,295 held in Ether (ETH), and $6,554,478 of other assets.

Despite the fact that the Company does not provide execution, custody or safeguarding services for the crypto assets, does not maintain or have access to the cryptographic key information and wallets necessary to access the crypto assets, and does not have any legal title or claim to such crypto assets, the Company has determined it is required to apply the accounting guidance of SAB 121.

In addition, the Company is required under SAB 121 to evaluate any potential loss events, such as theft, loss or destruction of the cryptographic keys, borne by the crypto service provider and its third-party sub-custodians. Any such losses borne by the crypto service provider and its third-party sub-custodians may affect the measurement of the safeguarding asset, which may be required to be reflected in the Company's results of operations in the period these losses may occur. As of May 31, 2023, Management was not aware of any loss events.

3. **Receivables**

Receivable from third-party broker dealers at May 31, 2023, consisted of the following:

Cash deposit – minimum deposit required with Apex	$ 2,000,000
Cash deposit – excess deposit with Apex	2,728
Cash balance – accounts held at Apex	4,643,231
Receivable from broker-dealers - commissions	7,098,228
Receivable from broker-dealers - payment for order flow	3,193,410
Receivable from broker-dealers - interest	11,759,040
Receivable from broker-dealers - other receivables	163,366
Total receivable from broker-dealers, net	**$ 28,860,003**

All fees due to our clearing-broker are netted against the amounts owed to the Company each period. As of May 31, 2023, the total amount due from Apex for commissions, interest, and other receivables was $19,020,634, while the total amount due to Apex for brokerage and clearing fees was $935,416. This includes monthly minimum clearing fees of $50,000 charged by the Company's clearing partner, all of which is included in the brokerage, exchange, and clearance fees line on the Statement of Operations.

At the end of each month, all outstanding customer debit balances are deducted from the amount owed to the Company and added to the other receivables account. As of May 31, 2023, the other receivables totaled $163,366, which includes $1,352,539 of customer receivables net of an allowance of $1,188,925. This receivable is included in the receivable from broker dealers, net line on the Statement of Financial Condition.

There are instances in which the Company reaches a payment arrangement with a customer to repay all or part of the outstanding debit balance. In these cases, the entire debit balance is written-off from the unsecured reserve at Apex and recorded as a receivable from customers, which is included in the accounts receivable line on the Statement of Financial Condition. The Company records an allowance against the customer's balance owed to the Company. The total receivables from customers as of May 31, 2023 was $636,339 and the allowance for bad debts on customer receivables was $634,007.

4. **Fixed assets**

Fixed assets consisted of the following:

	Useful Lives	May 31, 2023
Equipment	3 years	$ 5,740,694
Furniture & fixtures	5 years	-
Leasehold improvements	Lease Life	123,638
Software	3 years	394,128
Total cost:		6,258,460
Less: accumulated depreciation		(4,517,007)
Total fixed assets and software, net		$ 1,741,453

5. **Intangible assets**

On October 29, 2021, the Company signed an agreement with tastylive and Dough to transfer two of the intangible assets from Dough to the Company as a capital contribution from the Parent.

As of May 31, 2023, intangible assets at the Company consisted of the following:

	Useful Lives	Book value	Accumulated amortization	Net
Platform technology	3 – 5 years	$ 6,680,192	$ (4,917,023)	$ 1,763,169
Tradename	14 years	1,200,000	(332,582)	867,418
Total fair value:		**7,880,192**	**(5,249,605)**	**2,630,587**

6. **Related parties**

The Company entered into an expense sharing agreement with the Parent, whereby, all payroll and benefit expenses will be paid by the Parent and reimbursed by the Company at cost. At May 31, 2023, $3,038,730 remained due to the Parent for payroll and benefit expenses.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document.
The Company reimburses the Parent for these matching contributions on a monthly basis. At May 31, 2023, $23,087 remained due to the Parent for matching contributions. This is included in the total payroll and benefit expense due to the Parent noted above.

The Company entered into a Master Content and Trading Platform License, and Marketing Services Agreement (the "Agreement") with the Parent, originally effective as of April 2, 2018, and subsequently amended as of January 1, 2022. At May 31, 2023, $1,500,000 remained due to the Parent for the marketing services agreement.

Following the merger with IG, the Parent entered into and expense sharing agreement with IG for the pass-through of various expenses, including marketing, health insurance, and other operating expenses. This expense sharing agreement applies to the Company. In the year ended May 31, 2023, IG allocated $1,133,721 of health insurance expenses and $540,929 of general operating expenses to the Company. The total remaining due to IG as of May 31, 2023, was $709,254. This is included in the payable to affiliates line on the Statement of Financial Condition.

The Parent also owns a subsidiary associated with the Company, tastyworks Australia Pty Ltd. ("tastyworks AUS"), that began operations in the second quarter of 2019. The total paid by the Company to tastyworks AUS in the year ended May 31, 2023, was $533,234 for certain expenses incurred on behalf of tastyworks AUS. This is included in the marketing line on the Statement of Operations.

As a result of the merger with IG, all customer receivables existing prior to the closing date became receivables of the former shareholders of tastytrade. The Company recorded a liability for all cash collected related to these receivables, which was subsequently paid out to the former shareholders 18 months after the closing of the merger. This payout occurred during 2023. This resulted in a reduction to the accounts payable and accrued liabilities line on the Statement of Financial Condition.

The Company runs a referral program for marketing partners to qualify for rebates based on the number of customers who open accounts with the Company. After the merger, the Company entered into a referral agreement with IG. As of May 31, 2023, a total of $23,500 was owed to IG for referrals, which is included in the payable to affiliates line on the Statement of Financial Condition.

Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. At May 31, 2023, the Company did not owe the Parent any additional federal income tax estimated payments.

In 2019, the Company entered into an agreement with the Chicago Mercantile Exchange ("CME") to receive a rebate on exchange fees in the net amount of the Company's activity at CME compared to the rest of the market. This rebate can only be applied to expenses for marketing CME products. These expenses are paid by the Parent and reimbursed by the Company, who is subsequently reimbursed by the CME. As of May 31, 2023, there was a total

rebate due from the CME of $175,000. This is included in the other assets line on the Statement of Financial Condition.

There are employees of the Company who received incentive stock options from IG after the merger. This included in the additional paid-in capital line on the Statement of Financial Condition.

7. **Income taxes**

The Company accounts for income taxes under Accounting Standards Codification Topic 740, "Accounting for Income Taxes (ASC 740)." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	2023
Deferred tax assets:	
Lease Liability	1,820,570
Compensation & benefits	523,048
Accrued Professional	54,347
Credit Loss Allowance	446,979
Dough LLC - Intangible Amortization	329,179
Section 174 Development Costs	68,007
State Depreciation Adjustment	121,284
Deferred tax assets	**3,363,414**
Less: valuation allowance	-
Total deferred tax assets	**$ 3,363,414**
Deferred tax liabilities:	
Depreciation	(357,843)
Prepaid Insurance	(11,064)
Federal benefit of state deferred	(113,311)
Right-of-Use Assets	(1,686,546)
Total deferred tax liabilities	**$ (2,168,764)**
Total net deferred taxes	**$ 1,194,650**

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that no valuation allowance is needed. The change in valuation allowance for the current period is $143,686. At May 31, 2023, the Company has no available federal and state net operating loss carryforwards.

 The Company files income tax returns in the U.S. and Illinois as part of a consolidated group and is therefore subject to periodic audits by these tax authorities. The Company is not subject to examination by the Internal Revenue Service and state tax authorities.

The Company did not have any material amounts accrued for interest or penalties at May 31, 2023. There were no material uncertain tax positions at May 31, 2023. The Company is generally no longer subject to U.S. Federal, state, and local tax examination by tax authorities for years prior to 2019.

The Company is in the process of applying to Voluntary Disclosure Programs for various state and local jurisdictions where the Company determined income tax nexus and an unsatisfied filing requirement may exist. The Company estimates the reserve needed to cover any tax liabilities arising from the potential state income tax filings to be $1,328,401 as of May 31, 2023.

8. **Leases and related agreements**

    A lease is a contract, or part of a contract, that conveys the right to control the use of the identified property or equipment for a period of time in exchange for consideration. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of the existing contracts are changed. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

    The Company has three lease obligations for office space throughout the year, which were all operating leases with initial noncancelable term in excess of one year. One of the Company's leases expired in April 2023 and another was vacated and disposed of in February 2023, as agreed upon with the Company's landlord. As of May 31, 2023, the Company had one lease obligation for office space, which had 89 months remaining. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company is required to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

    The Company recognizes right-of-use ("ROU") lease assets and lease liabilities on the statement of financial condition for all leases with a term greater than 12 months at the commencement date of the lease. The lease liabilities represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease assets, which represents the right to use the underlying assets during the lease term, is measured based on the carrying value of the lease liabilities, and is adjusted for other items, such as lease incentives and uneven rent payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

    The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment on the commencement date of the lease. The discount rate used for the Company's office space leases is 8.50%.

    Amounts reported on the statement of financial condition as of May 31, 2023, were as follows:

Operating lease ROU assets	$ 6,878,928
Operating lease liabilities	(7,425,577)

    Other information related to leases as of May 31, 2023, was as follows:

Weighted average remaining lease term:	7.42	years
Weighted average discount rate:	8.50%	

Maturities of lease liabilities under noncancelable operating leases as of May 31, 2023, are as follows:

Year	Rent
2024	$ 789,954
2025	1,377,829
2026	1,412,167
2027	1,447,586
2028	1,483,686
Subsequent years	3,738,531
Total remaining payments	**10,249,753**
Less: imputed interest	(2,824,176)
Lease liability	**$ 7,425,577**

9. **Stock-based compensation**

IG Group Holdings plc offers certain employees of the Company to participate in three employee share plans: a sustained performance plan (SPP), a long-term incentive plan (LTIP) and a medium-term incentive plan (MTIP).

Long Term Incentive Plan (LTIP)

The LTIP allows for the award of nominal cost options which vest after a three-year requisite service period. The fair value of each award is determined at the grant date and is expensed over the requisite service vesting period. These amounts are also recognized as non-cash capital contributions to the Company over the requisite service vesting period.

For LTIP awards, the fair value at grant date is determined by taking the share price on the grant date. An adjustment for the present value of future dividends is not required since dividend equivalents are awarded on options granted under the LTIP.

The maximum number of LTIP awards that can vest based on the awards granted as of May 31, 2023 are as follows:

Award date	Share price at award	Expected vesting date	Shares at the beginning of the year	Shares granted	Shares lapsed	Shares exercised	Dividend	Shares at the end of the year
5-Aug-21	£911.5	5-Aug-24	3,568	-	-	-	-	3,568
4-Aug-22	£818.00	4-Aug-25	-	43,686	-	-	-	43,686
Total			3,568	43,686	-	-	-	47,254

The weighted average exercise price of all LTIP awards is 0.005p.

The share-based compensation that was recognized in salaries and wages expense under this plan was $113,026 during the year ended May 31, 2023.

As of May 31, 2023, accumulated equity under this plan totaled $124,225 and was recorded in Additional paid in capital in the Statement of Financial Condition. The Company reverses any share-based compensation expense recognized in previous periods when it becomes probable that those shares will not vest.

Medium-term incentive plan (MTIP)

The MTIP is made available to certain employees of the Company. Awards under the MTIP are nominal cost options, which vest after 15 months, conditional upon continued employment at the vesting date. There are no other performance targets.

The maximum number of MTIP awards that can vest under the awards made are:

Award date	Share price at award	Expected vesting date	At the beginning of the year	Awarded during the year	Lapsed during the year	Dividend equivalent awarded during the year	Exercised during the year	At the end of the year
5-Aug-21	£911.5	5-Nov-22	31,223	-	(2,027)	2,893	(32,089)	-
Total			31,223	-	(2,027)	2,893	(32,089)	-

The exercise price of all options awarded under the MTIP is 0.005 pence.

As of May 31, 2023, accumulated equity under this plan totaled $nil and was recorded in Additional paid in capital in the Statement of Financial Condition. The Company reverses any share-based compensation expense recognized in previous periods when it becomes probable that those shares will not vest.

On November 5, 2022, the awards under this scheme vested. There were no new awards granted to any employee under MTIP in the current year.

Sustained Performance Plan (SPP)
The SPP award was introduced in the year ended May 31, 2014, for the Group's Executive Directors and other selected senior employees. The Remuneration Committee approves any awards made under the plan and is responsible for setting the policy for the operation of the SPP, agreeing performance targets and participation.

The legal grant of awards under the SPP occurs post the relevant performance period. At the outset of the financial year the Group's Remuneration Committee approves, and communicates to the participants, performance conditions and a pre-defined maximum monetary award in terms of multiple of salary. The grant of awards, in the form of equity-settled par value options, is based upon three performance conditions: relative total shareholder return (TSR), earnings per share (EPS) and operational non-financial performance (NFP). The last award that can be granted under the current SPP plan will be in August 2023. After this point the current SPP plan will expire as per the terms of the structure of the plan.

The numbers of shares that vest based on the awards made are as follows:

Award date	Share price at award	Expected vesting date	At the beginning of the year	Awarded during the year	Lapsed during the year	Dividend equivalent awarded during the year	Exercised during the year	At the end of the year
8-Aug-22	£822.00	1-Aug-25	-	90,026	-	5,289	-	95,315
			-	90,026	-	5,289	-	95,315

The SPP awards for the year ended May 31, 2023, will be granted in August 2023 following the approval of actual performance against targets set by the Remuneration Committee. A ten-day share price averaging period, that commences after the Company's closed period, is utilized to convert the notional value awarded into a number of options.

The table below details the number of options expected to be awarded for the year ended May 31, 2023, based on the year-end share price:

Expected award date	Closing share price at May 31, 2023	Expected full vesting date	Awards expected during the year ending 31 May 2023
8-Aug-23	672p	1-Aug-25	183,915
Total			183,915

10. **Fair value measurement**

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's policies. All investments in equity securities are treated as Level 1 investments and valued using current market prices. The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of May 31, 2023:

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 1,200	$ -	$ -	$ 1,200
Corporate bonds	-	-	-	-
Listed equity options	80	-	-	80
Safeguarding asset	-	32,328,274	-	32,328,274
Financial assets	**$ 1,280**	**$ 32,328,274**	**$ -**	**$ 32,329,554**
Liabilities				
Financial instruments, sold not yet purchased				
Equities	$ -	$ -	$ -	$ -
Corporate bonds	-	-	-	-
Listed equity options	6,030	-	-	6,030
Safeguarding liability	-	32,328,274	-	32,328,274
Financial liabilities	**$ 6,030**	**$ 32,328,274**	**$ -**	**$ 32,334,304**

The safeguarding asset and liability represent the Company's obligation to safeguard platform users' crypto assets held by the crypto assets service provider and its third-party sub-custodians. Accordingly, the Company has valued the safeguarding asset and safeguarding liability using quoted market prices for the underlying crypto assets which is based on Level 2 inputs.

11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances, including with the Company's clearing broker, Apex Clearing Corporation. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

12. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to $250,000, which is the greater of its requirements under Regulation 1.17 under Commodity Exchange Act or Rule 15c3-1. At May 31, 2023, the Company's net capital was $20,718,878, which was $20,468,878 in excess of its minimum requirement of $250,000. Distributions to the Parent must meet the requirements of the SEC, FINRA and the CFTC and may require notification to or approval from these regulatory entities.

13. Off-balance-sheet risk and concentration of credit risk

Customers' transactions are introduced to and cleared through Apex Clearing Corporation, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company introduces customer accounts to Apex Clearing Corporation on a fully-disclosed basis. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

14. Contingencies

The Company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

15. Subsequent Events

The Company has evaluated events subsequent to the date the financial statements were issued. There have been no material subsequent events that occurred during such period which require disclosure in this report.